Exhibit 99.1

Asia Entertainment & Resources Ltd. Announces Correction to Its Second Quarter 2010 Financial Results

HONG KONG—(BUSINESS WIRE)—Asia Entertainment & Resources Ltd. (AERL) (NASDAQ: AERL - News) (NASDAQ: AERLW - News), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, issued a press release on August 30, 2010, reporting unaudited and reviewed financial results for the quarter and six-months ended June 30, 2010. The correction pertains to the cash flow and balance sheet highlights comparisons to the prior year period. The company apologizes for any confusion from the earlier release. All currency amounts are stated in United States dollars.

The prior version reported cash used in operations was $37.2 million, rather than the corrected $34.7 million. Additionally, the prior version reported that the cage capital was up 6.2% from $69.0 million in the first quarter of 2010, rather than the corrected increase in cage capital which was up 34% from $54.6 million in the first quarter of 2010.

A corrected version as follows:

Cash Flow and Balance Sheet Highlights

Turning to the cash flow statement, cash used in operations was $34.7 million for the six-months ended June 30, 2010, which includes the cash used for markers of $62.4 million. As of June 30, 2010, total available cage capital was approximately $73.3 million. The total available cage capital is comprised of markers receivable of $62.4 million and cash, cash chips and non-negotiable chips of $10.9 million. AERL’s related parties have provided financing of approximately $48.8 million.

Total available cage capital at the end of the second quarter was approximately $73.3 million, up 34% from $54.6 million in the first quarter of 2010.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired AGRL on February 2, 2010. The principal business activities of AGRL’s wholly owned subsidiaries are to hold Profit Interest Agreements with its VIP room gaming promoters that provide AGRL with 100% of the profit streams from the operations of the VIP room gaming promoters. AGRL’s VIP room gaming promoters currently participate in the promotion of two major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One of the VIP gaming rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A. The other Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau that is operated by Galaxy Casino, S.A.

Conference Call Information

AERL will conduct a conference call to discuss the financial results for the three and six-month period ended June 30, 2010, on Tuesday, August 31, 2010 at 11:00AM EDT / 11:00PM Macau.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call.

The conference call identification number is	97329697

International Toll Dial-In Number:	+ 61288236760

Local Dial-In Number(s)

China, Domestic	4006988166

China, Domestic	8008700816

Hong Kong	85227598661

Singapore	6567226342

United States	18662421388

Contact:

Asia Entertainment & Resources Ltd. James Preissler, +1 646-450-8808 preissj@aerlf.com